                          [Clifford Chance Letterhead]

June 28, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Vincent Di Stefano, Division of Investment Management

RE:  PROSPECT ENERGY CORPORATION
     FILE NOS. 333-132575 AND 814-659

Dear Mr. Di Stefano:

     Thank you for your comments dated April 28, 2006, and additional comments provided orally on May 11, 2006, regarding the registration statement on Form
N-2 (the "Registration Statement") for Prospect Energy Corporation (the "Fund")
filed with the Securities and Exchange Commission (the "Commission") on March
20, 2006. The Registration Statement relates to the shelf offering of the Fund.
Below, we describe the changes made to the Registration Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

     The Fund has considered the Staff's comments and has authorized us to make on its behalf the responses and changes discussed below to the Registration
Statement. These changes are reflected in the pre-effective amendment No. 1 to the Registration Statement, which will be filed via EDGAR on or about June 28,
2006.

COMMENTS TO PROSPECTUS
----------------------

COMMENTS TO COVER
-----------------

COMMENT 1.  PLEASE CLEARLY DISTINGUISH THE FUND, ITS SHAREHOLDERS AND INVESTMENT
            ADVISER THROUGHOUT THE DOCUMENT.

                    Response 1. We respectfully acknowledge this comment, but
                    defined terms for the Fund and the Investment Adviser are
                    currently set forth on the cover and page 1 of the
                    prospectus. Shareholders and potential investors are
                    identified as "you" or clearly identified as such.

COMMENT 2.  PLEASE CONFIRM THAT THE BOLDED TEXT ON THE FIRST PAGE OF THE
            PROSPECTUS IS LOCATED ON THE OUTSIDE FRONT COVER PAGE. ALSO, PLEASE
            UN-BOLD ALL BUT THE FIRST TWO SENTENCES OF THE TEXT CURRENTLY
            BOLDED.

                    Response 2. The applicable text has been unbolded
                    accordingly and we confirm that the bolded text appears on the front cover of the prospectus.

COMMENT 3.  PLEASE INCLUDE THE PRICING TABLE REQUIRED BY ITEM 1.g. OF FORM N-2

                    Response 3. As currently disclosed on the cover of the
                    prospectus, material terms relating to the offering of the subject securities, such as the pricing table required by
                    Item 1.g of Form N-2, will be included in the prospectus
                    supplement to be subsequently filed for each "take-down"
                    registration of securities.

COMMENT 4.  PLEASE DISCLOSE THAT AN INVESTMENT IN THE FUND PRESENTS A HEIGHTENED
            RISK OF TOTAL LOSS OF INVESTMENT AND MAKE PROMINENT THE DISCLOSURE
            THAT THE INVESTMENT FUNDS ARE SUBJECT TO SPECIAL RISKS. SEE
            ITEM 1.1.j. OF FORM N-2.

                    Response 4. The language has been clarified, and made
                    prominent, accordingly.

COMMENT 5.  PLEASE CONFIRM THAT ANY WARRANTS THE FUND MAY ISSUE MEET THE
            REQUIREMENTS OF SECTION 61(a)(3) (A) OF THE INVESTMENT COMPANY ACT
            OF 1940.

                    Response 5. Any warrants that the Fund may issue will meet the requirements of Section 61(a)(3)(A) of the Investment
                    Company Act of 1940 (the "1940 Act").

COMMENT 6.  THE REGISTRATION STATEMENT PERTAINS TO A SHELF OFFERING, WHICH MAY
            BE COMMON STOCK, PREFERRED STOCK, WARRANTS OR DEBT SECURITIES, BUT
            DOES NOT DISCLOSE THE MATERIAL TERMS OF THESE SECURITIES. PLEASE
            REVISE THE DISCLOSURE TO INCLUDE THE MATERIAL TERMS OF THE SUBJECT
            SECURITIES. PLEASE EXPLAIN TO US HOW THE FUND IS ELIGIBLE TO MAKE A
            SHELF OFFERING PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF
            1933.

                    Response 6. We respectfully acknowledge the comment, but
                    believe the current disclosure on the cover of the
                    prospectus, clearly states that a prospectus supplement
                    relating to any offering of the subject securities will
                    contain all the material terms of the subject securities.

                         As a business development company ("BDC"), the Fund is
                    required to register its securities on Form N-2 and is not permitted to file a registration statement or any other
                    form. However, Rule 415(a)(1)(x) does not require the
                    subject securities to be registered on Form S-3; it is
                    sufficient that securities be "qualified" to be registered on Form S-3. Accordingly, a BDC, such as the Fund, that
                    meets the requirements of Form S-3 is permitted to offer and sell its securities pursuant to Rule 415(a)(1)(x) even
                    though it is required to register its securities on Form N-2 and a number of BDCs have done so. Further, the Staff of the
                    Commission has permitted a closed-end investment company to conduct a shelf offering on Form N-2 in accordance with Rule
                    415(a)(1)(x) if such company's common stock is "qualified to be registered" on Form S-3. See SEC No-Action letter,
                    Pilgrim America Prime Rate Trust (available May 1, 1998).
                    The Fund confirms that its common stock is qualified to be registered on Form S-3.

COMMENTS TO SUMMARY
-------------------

COMMENT 7.  PLEASE SUMMARIZE THE RISKS OF INVESTING IN THE ENERGY SECTOR.

                    Response 7. The language has been added accordingly.

COMMENT 8.  DISCLOSURE IN THE SECTION TITLED "THE INVESTMENT ADVISER" INDICATES
            THE FUND WILL PAY THE ADVISER AN INVESTMENT MANAGEMENT FEE BASED ON
            GROSS ASSETS "(INCLUDING ANY AMOUNTS BORROWED)." PLEASE CLARIFY THAT
            AMOUNTS BORROWED TO PAY CURRENT LIABILITIES, RATHER THAN FOR
            LEVERAGE, WILL NOT BE INCLUDED IN THE CALCULATION OF THE INVESTMENT
            MANAGEMENT FEE.

                    Response 8. The language has been revised to be consistent with the Fund's management agreement.

COMMENTS TO FEES AND EXPENSES
-----------------------------

COMMENT 9.  SINCE THE FUND MAY BORROW DURING THE CURRENT FISCAL YEAR, PLEASE
            MOVE THE CURRENT ANNUAL EXPENSES INFORMATION FROM THE FEE TABLE TO
            FOOTNOTE (7), AND INSERT IN ITS PLACE THE ANNUAL EXPENSES
            INFORMATION NOW FOUND IN FOOTNOTE (7).

                    Response 9. The table has been modified accordingly.

COMMENT 10. PLEASE DELETE FROM THE FIRST SENTENCE OF FOOTNOTE (8) THE TERM
            "FUTURE ANNUAL EXPENSES" AND INSERT IN ITS PLACE "EXPENSES DURING
            CURRENT FISCAL YEAR."

                    Response 10. The language has been changed accordingly.

COMMENT 11. THE LAST SENTENCE OF FOOTNOTE (9) STATES THAT IN THE EVENT THE TOTAL
            ANNUAL EXPENSE PERCENTAGE WAS CALCULATED AS A PERCENT OF TOTAL
            ASSETS, TOTAL ANNUAL EXPENSES WOULD BE 5.25% OF NET ASSETS. THIS
            DOES NOT MAKE SENSE. PLEASE CLARIFY.

                    Response 11. The language has been changed to reflect "total annual expenses would be 7.06% of total assets."

COMMENT 12. PLEASE REMOVE THE FOOTNOTES FROM BETWEEN THE FEE TABLE AND EXAMPLE
            AND INSERT THEM IMMEDIATELY AFTER THE EXAMPLE.

                    Response 12. We respectfully acknowledge the comment, but
                    believe the current placement of the footnote is
                    appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and would make it more difficult for a shareholder to locate the footnotes.

COMMENT 13. THE PROSPECTUS IN NARRATIVE TEXT DISCLOSES THAT THE CAPITAL GAIN
            INCENTIVE FEE IS CALCULATED BY TAKING THE NET PROCEEDS FROM THE SALE
            OF AN ASSET MINUS THE PURCHASE PRICE. THE EXAMPLES OF HOW THE
            INCENTIVE FEE IS DETERMINED, HOWEVER, DEDUCT FROM THE SALES PRICE
            THE MOST RECENT FAIR MARKET VALUATION (NOT THE PURCHASE PRICE).
            PLEASE RECONCILE THE DISCLOSURE.

                    Response 13. The disclosure in the examples has been revised to make it clear that, when a security is sold for a gain in a circumstance in which the Fund experiences an unrealized loss on that security in a fiscal year prior to the fiscal year of the sale, the base upon which the incentive fee is calculated is increased by two elements: first, the amount of the gain realized on that sale (i.e., the difference
                    between the purchase price and the sale price of the
                    security), and second, the amount, if any, of the unrealized loss incurred on the security in a prior fiscal year but
                    only to the extent that that unrealized loss was used to
                    offset realized gains in that prior fiscal year in computing the incentive fee. We believe that this change to the
                    disclosure in the examples will provide a better
                    understanding of the elements that go into the incentive fee calculation, consistent with the narrative disclosure
                    regarding the incentive fee calculation that indicates that the incentive fee is based on the aggregate realized gains, less the aggregate realized losses and less the aggregate
                    unrealized losses of the Fund.

COMMENT 14. PLEASE DISCLOSE THAT THE DETERMINATION OF FAIR VALUE, AND THUS THE
            AMOUNT OF UNREALIZED LOSSES THE FUND MAY INCUR IN ANY YEAR, IS TO A
            DEGREE SUBJECTIVE, AND THE ADVISOR HAS A CONFLICT OF INTEREST IN
            MAKING THE DETERMINATION. SPECIFICALLY, THE AMOUNT OF THE ADVISOR'S
            COMPENSATION UNDER THE INCENTIVE FEE IS DUE, IN PART, TO THE AMOUNT
            OF UNREALIZED DEPRECIATION ACCRUED BY THE FUND. PLEASE ADVISE THE
            STAFF WHETHER THE BOARD WILL ACTIVELY MONITOR THIS CONFLICT OF
            INTEREST AND THE OPERATION OF THE PERFORMANCE FEE.

                    Response 14. The disclosure has been added accordingly in
                    the sections "Risk Factors -- Potential conflicts of
                    interest could impact our investment returns" and "Most of our portfolio investments are recorded at fair value as
                    determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our
                    portfolio investment." The Fund's board of directors
                    monitors this conflict of interest by valuing the securities quarterly and relies on input from a third party valuation firm and the audit committee, as well as the adviser. In
                    addition, the board monitors the calculation of the
                    incentive fee quarterly. See also, Response 17.

COMMENT 15. PLEASE NOTE THAT THE STAFF ANTICIPATES PROVIDING ADDITIONAL COMMENTS
            PERTAINING TO THE FUND'S FINANCIAL STATEMENTS UNDER SEPARATE COVER.
            THE FOLLOWING COMMENTS WERE PROVIDED ORALLY BY MR. DESTEFANO ON
            BEHALF OF THE ACCOUNTING DIVISION:

COMMENT 15A. REGARDING FOOTNOTE (5) OF THE FEE TABLE, PLEASE CLARIFY HOW THE
             BASE MANAGEMENT FEE THAT IS BASED ON "GROSS" ASSETS, IS IDENTIFIED
             ON THE FEE TABLE AS A CALCULATION OF "NET" ASSETS.

                    Response 15a. Footnote (5) has been revised to reflect that the base management fee is based on gross assets, which
                    includes any amount borrowed, i.e., total assets without
                    deduction for any liabilities.

COMMENT 15B. REGARDING FOOTNOTE (5) OF THE FEE TABLE, PLEASE DELETE THE LAST TWO
             SENTENCES AND MOVE THEM TO THE TEXT OF THE PROSPECTUS, WHERE
             APPLICABLE, AS WE BELIEVE IT IS MISLEADING AS IT SEEMS UNLIKELY AT
             THE PRESENT TIME THAT THE FUND WILL REACH THE REQUISITE THRESHOLD.

                    Response 15b. The disclosure has been deleted accordingly
                    and is already described in the section "Investment Advisory
                    Agreement."

COMMENT 15C. REGARDING FOOTNOTE (6) OF THE FEE TABLE, IN LIGHT OF THE STATEMENT
             "IN JANUARY 2006, WE PAID AN INCENTIVE FEE OF $507,864," PLEASE
             REFLECT PAYMENT OF SUCH INCENTIVE FEE IN THE FEE TABLE (IT
             CURRENTLY STATES 0.00%).

                    Response 15c. The disclosure has been revised accordingly.

COMMENT 15D. REGARDING FOOTNOTE (6) OF THE FEE TABLE, PLEASE CLARIFY THE MEANING
             OF THE FIFTH SENTENCE. IS THE VOLUNTARY AGREEMENT A WAIVER? PLEASE
             CONFIRM THAT THE INCENTIVE FEE DISCLOSED IN THE FEE TABLE IS
             "GROSS" OF ANY WAIVERS.

                    Response 15d. The voluntary agreement referred to in
                    footnote (6) is not a fee waiver but rather, as described, a different hurdle rate which may be greater or lesser than
                    the 1.75% rate depending on prevailing interest rates from time to time. We confirm that the incentive fee set forth in the body of the fee table is not net of any fee waivers.

COMMENTS 15E. REGARDING FOOTNOTE (6) OF THE FEE TABLE, PLEASE PRESENT THE
              EXAMPLES OF HOW THE INCENTIVE FEE IS CALCULATED, USING ACTUAL
              NUMBERS.

                    Response 15e. The disclosure has been revised accordingly.

COMMENTS 15F. REGARDING THE FEE TABLE GENERALLY, THE FINANCIAL HIGHLIGHTS SHOW
              EXPENSES OF 6.95%, PLEASE EXPLAIN HOW TOTAL ANNUAL EXPENSES
              (ESTIMATED) IN THE FEE TABLE ARE ONLY 3.47%.

                    Response 15f. The revised fee table shows expenses of 9.18%;
                    greater than the 6.96% expense ratio shown in the financial highlights for the nine months ended March 31, 2006
                    primarily due to the inclusion of interest expense in the
                    fee table. The expense ratio in the financial highlights
                    does not reflect interest expense as the Fund had not
                    borrowed any amount as of March 31, 2006.

COMMENTS 15G. REGARDING FOOTNOTE (7) OF THE FEE TABLE, IF THERE IS AN INTENT TO
              INCUR INDEBTEDNESS, YOU MUST DISCLOSE INTEREST PAYMENTS ON
              BORROWED FUNDS AS AN ANNUAL EXPENSE IN THE FEE TABLE (CURRENTLY
              STATES 0.00%).

                    Response 15g. The revised fee table discloses interest
                    payments. The table in footnote (7) as been revised to
                    assume that the Fund did not incur indebtedness, therefore it shows interest expenses of "none."

COMMENTS 15H. REGARDING APPENDIX F-7 (STATEMENT OF OPERATIONS) THE LINE ITEM FOR
              "NET UNREALIZED APPRECIATION (DEPRECIATION) FOR THE 3 MONTHS ENDED
              DECEMBER 31, 2005 STATES $488,000. HAS THE FUND ACCRUED LIABILITY
              FOR THE INCENTIVE FEE?

                    Response 15h. The Fund has not accrued a liability for the incentive fee based on realized gains, since the incentive fee is only paid for realized appreciation.

COMMENT 15I.  REGARDING APPENDIX F-17 (REPORT OF BDO SEIDMAN LLP), PLEASE
              CONFIRM THAT THE OPINION IS SIGNED BY THE ACCOUNTING FIRM.

                    Response 15i. The Fund confirms that the accounting opinion provided by the independent registered public accounting
                    firm is expected to be signed by BDO Seidman LLP when
                    Pre-Effective Amendment No. 1 to the Fund's Registration
                    Statement on Form N-2 is filed.

COMMENTS TO RISK FACTORS
------------------------

COMMENT 16.   DISCLOSURE IN "RISK FACTORS--REGULATIONS GOVERNING OUR OPERATION
              AS A BUSINESS DEVELOPMENT COMPANY AFFECT OUR ABILITY TO RAISE, AND
              THE WAY IN WHICH WE RAISE, ADDITIONAL CAPITAL" INDICATES THE FUND
              MAY SECURITIZE LOANS, CONTRIBUTE THEM TO A SUBSIDIARY, SELL
              INTERESTS IN THE SUBSIDIARY AND USE THE CASH TO FUND NEW
              INVESTMENTS. WILL THE FUND INCLUDE MONEY OBTAINED IN THIS FASHION
              WHEN DETERMINING THE DEGREE TO WHICH THE FUND IS LEVERAGED?

                    Response 16. Unless the Staff provides clarification
                    otherwise, money obtained by the Fund in this fashion will be treated as leverage.

COMMENT 17.   THE FIRST PARAGRAPH OF "RISK FACTORS--POTENTIAL CONFLICTS OF
              INTEREST COULD IMPACT OUR INVESTMENT RETURNS" STATES THAT THE
              FUND'S EXECUTIVE OFFICERS AND DIRECTORS AND MANAGEMENT OF THE
              INVESTMENT ADVISER MAY HAVE OBLIGATIONS TO INVESTORS IN OTHER
              ENTITIES, INCLUDING RELATED ENTITIES, THE FULFILLMENT OF WHICH
              MIGHT NOT BE IN THE BEST INTERESTS OF THE FUND'S STOCKHOLDERS.
              PLEASE DISCLOSE HOW THE CONFLICT OF INTEREST WILL AFFECT THE
              FUND'S PERFORMANCE AND HOW ANY SUCH CONFLICTS WILL BE RESOLVED.

                    Response 17. We respectfully acknowledged the comment, but, consistent with the response to Staff comments received
                    during the initial registration of the

                    Fund, believe the current disclosure in the first paragraph, particularly the fourth and fifth sentences, adequately
                    describe how such conflicts will be resolved. Further,
                    because it is impossible to predict future investment
                    opportunities, the Fund is unable to predict how a conflict of interest will affect is performance.

COMMENT 18.   THE LAST SENTENCE OF THE FOURTH PARAGRAPH STATES THAT, TO THE
              EXTENT THE ADVISER CAN INFLUENCE THE PORTFOLIO COMPANIES, THE
              INCENTIVE FEE MAY PROVIDE THE ADVISER WITH AN INCENTIVE TO INDUCE
              PORTFOLIO COMPANIES TO ACCELERATE OR DEFER INTEREST OR OTHER
              OBLIGATIONS OWED TO THE FUND FROM ONE CALENDAR QUARTER TO ANOTHER.
              PLEASE EXPLAIN TO US WHAT MEASURES THE BOARD WILL ADOPT TO PROTECT
              SHAREHOLDERS AGAINST THIS TYPE OF OVERREACHING BY THE ADVISER.

                    Response 18. As previously noted in response to Staff
                    comments received during the initial registration of the
                    Fund, the Fund's board of directors monitors calculations of the incentive fee in order to manage any potential
                    conflicts. Each quarter, the board of directors reviews
                    calculations used to determine the amount of the incentive fee and requires the investment adviser to report any
                    unusual items that materially affected such calculations.

COMMENTS TO USE OF PROCEEDS
---------------------------

COMMENT 19.   PLEASE STATE THE AMOUNT OF TIME IN WHICH THE PROCEEDS OF THIS
              OFFERING WILL BE INVESTED IN PORTFOLIO COMPANIES CONSISTENTLY
              THROUGHOUT THE REGISTRATION STATEMENT. PLEASE EXPLAIN WHY THE FUND
              WILL REQUIRE TWO OR THREE YEARS TO INVEST THE PROCEEDS OF THIS
              OFFERING. SEE GUIDE 1 TO FORM N-2.

                    Response 19. The disclosure has been revised to state that:
                    "We anticipate that substantially all of the net proceeds of an offering of Securities pursuant to this prospectus will be used for the above purposes within six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market
                    conditions. In addition, we expect that there will be
                    several offerings pursuant to this prospectus, therefore we expect that substantially all of the proceeds from all
                    offerings will be used within three years."

COMMENTS TO RESULTS OF OPERATIONS
---------------------------------

COMMENT 20.   PLEASE CLARIFY THE MEANING OF THE WORD "CLOSED" AS USED IN THE
              SENTENCE DISCUSSING LONG-TERM PORTFOLIO INVESTMENTS.

                    Response 20. The meaning of the word "closed" has been
                    clarified accordingly.

COMMENTS TO FORWARD-LOOKING STATEMENTS
--------------------------------------

COMMENT 21.   THIS SECTION ATTEMPTS TO LIMIT LIABILITY FOR FORWARD-LOOKING
              STATEMENTS. PLEASE DELETE THIS SECTION. STATEMENTS RELATING TO
              INVESTMENT COMPANIES (INCLUDING BUSINESS DEVELOPMENT COMPANIES)
              AND STATEMENTS MADE IN CONNECTION WITH INITIAL PUBLIC OFFERINGS
              ARE EXCLUDED FROM THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS.
              SEE SECTION 21E(b)(2)(B) & (D) OF THE SECURITIES EXCHANGE ACT OF
              1934.

                    Response 21. As previously noted in response to Staff
                    comments received during the initial registration of the
                    Fund, the Fund acknowledges that business development
                    companies and statements made in connection with initial
                    public offerings are excluded from the safe harbor for
                    forward-looking statements, but respectfully submits that
                    the forward-looking statements section is presented for
                    disclosure purposes only and not in an attempt to limit
                    liability. In fact, we believe that it provides prospective investors with a useful context to consider such statements

COMMENTS TO CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
------------------------------------------------------

COMMENT 22.   WHY IS WILLIAM VASTARDIS CLASSIFIED IN THIS SECTION AS AN
              "EXECUTIVE DIRECTOR" OF PROSPECT ENERGY CORP, RATHER THAN AN
              INTERESTED DIRECTOR?

                    Response 22. Mr. Vastardis does not serve as a director of the Fund.

COMMENTS TO MANAGERIAL ASSISTANCE TO PORTFOLIO COMPANIES
--------------------------------------------------------

COMMENT 23.   THIS PARAGRAPH STATES THAT THE FUND OR ANOTHER PERSON OR ENTITY
              WILL PROVIDE MANAGERIAL ASSISTANCE ON BEHALF OF THE FUND TO
              PORTFOLIO COMPANIES THAT REQUEST ASSISTANCE. PLEASE DISCLOSE THE
              IDENTITIES OF ALL POTENTIAL PROVIDERS OF MANAGERIAL ASSISTANCE TO
              PORTFOLIO COMPANIES. PLEASE SUPPLEMENTALLY INFORM US WHETHER THE
              FUND OR PORTFOLIO COMPANIES WILL PAY THE INVESTMENT ADVISER OR ANY
              OTHER ENTITY FOR MANAGERIAL ASSISTANCE PROVIDED TO PORTFOLIO
              COMPANIES. DISCLOSE WHO AT THE FUND IS QUALIFIED TO RENDER THE
              ASSISTANCE. ALSO ADVISE US SUPPLEMENTALLY OF THE LEGAL BASIS FOR
              RECEIVING SUCH COMPENSATION, INCLUDING CITATION TO LEGISLATIVE
              HISTORY.

                    Response 23. The following response is consistent with the prior response to Staff comments received during the initial registration of the Fund. Under the 1940 Act, the Fund is
                    required to offer and must provide upon request managerial assistance to certain portfolio companies. As disclosed
                    under this section, the Fund has outsourced this function to
                    Prospect Administration, which provides managerial
                    assistance to portfolio companies on behalf of the Fund. The
                    Fund believes that its proposed reliance on Prospect
                    Administration to provide significant managerial assistance on its behalf is in the best interest of its

                    shareholders because this approach allows the Fund to
                    outsource this function to a third party rather than having to develop and maintain an infrastructure within the Fund to provide such service in the event that it is called upon to provide significant managerial assistance.(1) As an
                    externally managed fund, the Fund does not have employees
                    with the financial and management expertise and experience in the businesses of its portfolio companies necessary to
                    provide significant managerial assistance. Instead, it
                    relies on the personnel of Prospect Administration. If
                    called upon, Prospect Administration will not charge a fee for providing significant managerial assistance under the
                    administration agreement but the Fund will be required to
                    reimburse Prospect Administration for the direct costs that it incurs in providing such service. This is no different
                    economically than if the Fund had directly paid for the
                    costs to its own employees. Prospect Administration will
                    derive no profit from the provision of managerial
                    assistance.

                         Depending on the type of managerial assistance provided
                    to the portfolio company, the Fund may receive fees for such services. [We anticipate that this type of fee income
                    normally would be negotiated in advance with the portfolio company as part of the overall economic arrangement between the Fund and the portfolio company, and would be the
                    economic equivalent of increased interest payments over
                    time.] We have not found any authority in the 1940 Act or
                    its legislative history that suggests that it would be
                    inappropriate or impermissible for the Fund to receive fees for providing managerial assistance. To the contrary, the
                    Fund believes that the legislative history of Section
                    2(a)(46)(C)(iii) of the 1940 Act, as it was amended in 1996 by the National Securities Markets Improvements Act of 1996,
                    combined with the amendments to Section 2(a)(48)(B) of the
                    1940 Act in 1996 to expressly provide that business
                    development companies need not make available managerial
                    assistance to very small and insolvent companies, make clear
                    Congress' intent to not overburden business development
                    companies with the costs of providing such assistance.

                              "The time and expense involved in providing
                         managerial assistance to companies having low levels of
                         total assets and market capitalization may deter BDCs
                         from investing in them. These companies, however, often
                         are most in need of capital. To address this problem,
                         the Committee creates a new class of portfolio
                         companies in which BDCs could invest without making
                         available significant managerial assistance."(2).

                         Thus, we respectfully submit that it is appropriate for
                    the Fund to charge portfolio companies a fee for providing managerial assistance.

----------------------

(1)  See Report 96-958 at 4459 ("The cumulative effect of these conditions in subparagraph [2(a)(48)](A) is to require all business development companies to be capable of providing significant managerial assistance - that is, to have in place appropriate skills and talents - where the eligible portfolio company needs it and accepts it").

(2)  S. Rpt. 293, 104th Cong., 2nd Sess. (June 26, 1996) (p.13).

COMMENTS TO MANAGEMENT FEE
--------------------------

COMMENT 24.   HOW WILL AVERAGE VALUE OF GROSS ASSETS BE "APPROPRIATELY ADJUSTED"
              FOR SHARE ISSUANCES OR REPURCHASES? WHAT DOES THIS MEAN?

                    Response 24. As previously noted in response to Staff
                    comments during the initial registration of the Fund, the
                    average value of gross assets will be adjusted upwards for the proceeds of any share issuances and downwards to reflect cash used to make share repurchases during any calendar
                    quarter.

COMMENT 25.   PLEASE DISCLOSE WHETHER THE ADVISER IS REQUIRED TO REIMBURSE THE
              FUND FOR FEES THAT WERE BASED ON INCOME ACCRUED ON DEFERRED
              INTEREST OBLIGATIONS WHERE THE OBLIGOR SUBSEQUENTLY DEFAULTS.

                    Response 25. The Advisor does not intend to reimburse the
                    Fund for fees where the obligor subsequently defaults. When such default occurs, income will be reduced and the amount of which the incentive fees are paid will be reduced at that time.

COMMENTS TO DIVIDEND REINVESTMENT PLAN
--------------------------------------

COMMENT 26.   THE THIRD PARAGRAPH STATES THAT THE DIVIDEND REINVESTMENT PLAN
              WILL USE PRIMARILY NEWLY ISSUED SHARES TO IMPLEMENT THE PLAN AND
              THAT THESE SHARES WILL BE ISSUED AT THE MARKET PRICE PER SHARE.
              SECTION 23(b) OF THE INVESTMENT COMPANY ACT PROVIDES THAT
              CLOSED-END FUNDS MAY NOT ISSUE SHARES BELOW NET ASSET VALUE.
              PLEASE EXPLAIN TO US HOW THE FUND WILL ISSUE SHARES TO
              STOCKHOLDERS IF THE MARKET PRICE IS BELOW THE FUND'S NET ASSET
              VALUE. SEE SECTION 23(b) OF THE INVESTMENT COMPANY ACT.

                    Response 26. Section 23(b) of the 1940 Act provides that no registered closed-end investment company shall sell any
                    common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any
                    distributing commission or discount, subject to certain
                    exceptions. We respectively submit that the distribution of securities pursuant to a dividend reinvestment plan at the current market price of the shares, even if below the
                    current net asset value of such shares, would not violate
                    Section 23(b) on the following grounds: (1) the distribution is not a "sale" of the shares of the Fund, within the
                    meaning of Section 23(b), to the same effect that such
                    distribution is not deemed to be a "sale for value" under
                    Section 2(3) of the 1933 Act and (2) even if the
                    distribution was construed to be a "sale" within the meaning of Section 23(b), it would be exempt under clause (1) of
                    Section 23(b) because it would be made "in connection with an offering to the holders of one or more

                                       10

                    classes of its capital stock." We believe that this view is consistent with the Staff's position in Baker, Fentress &
                    Company(3) and SEC No Action Letter Blue Chip Value Fund
                    (Pub. Avail. December 3, 1990).

                         As stated by the Staff in Blue Chip Value Fund,
                    "Section 23(b) was intended to prevent closed-end funds from diluting the equity of existing shareholders for the benefit of purchasers by prohibiting the funds from issuing and
                    selling their shares below net asset value except under
                    circumstances where Congress believed that the shareholders would not be substantially damaged by sale at below net
                    asset value."(4) A dividend reinvestment plan does not
                    appear to fall in the scope of this concern. Because
                    distributions are being reinvested on behalf of existing
                    shareholders, and are done so on a pro rata and
                    non-discriminatory basis, existing shareholders would not be diluted or otherwise damaged.

                         Even if the Fund were not to rely on these no-action
                    letters, the Fund may purchase shares in the secondary
                    market in order to implement its dividend reinvestment plan and thus avoid using newly issued shares where its common
                    stock is trading at a price below net asset value.

COMMENTS TO CONTROL SHARE ACQUISITIONS
--------------------------------------

COMMENT 27.   THE FIRST SENTENCE OF THE FOURTH PARAGRAPH STATES THAT, IF THE
              VOTING RIGHTS ARE NOT APPROVED OR THE ACQUIRING PERSON DOES NOT
              DELIVER AN ACQUIRING PERSON STATEMENT, THEN THE CORPORATION MAY
              REPURCHASE FOR FAIR VALUE ANY OR ALL OF THE CONTROL SHARES, EXCEPT
              THOSE FOR WHICH VOTING RIGHTS HAVE BEEN PREVIOUSLY APPROVED.
              PLEASE EXPLAIN HOW THIS PROVISION IS CONSISTENT WITH SECTION 23(c)
              OF THE INVESTMENT COMPANY ACT.

                    Response 27. As previously noted in response to Staff
                    comments during the initial registration of the Fund, the
                    right of the Fund to repurchase control shares as described above is optional and, as disclosed in the next sentence of that paragraph, subject to certain conditions and
                    limitations, including compliance with the 1940 Act. Thus, any repurchases of control shares by the Fund would only be consummated if, and to the extent, that they can be made in compliance with the 1940 Act. In addition, we note that as disclosed in the prospectus, the Fund's bylaws provide that, if and to the extent any provision of the Maryland General
                    Corporation Law, including the Control Share Act (if the
                    Fund amends its bylaws to be subject to such Act) or any
                    provision of the Fund's charter or

----------------------

(3)  SEC No-Action Letter (Pub. Avail. October 27, 1975) (in granting no action relief where an applicant was administering the plan by issuing newly issued shares, the SEC staff did not disagree with the applicant's analysis that the issuance would be exempt under Section 23(b)(1)). We note that, under the terms of the dividend reinvestment plan, the valuation date of a dividend will not be earlier than the last day that stockholders may elect to receive cash in lieu of shares.

(4)  Id.

                                       11

                    bylaws conflicts with any provision of the 1940 Act, the
                    applicable provision of the 1940 Act will apply.

COMMENTS TO UNDERTAKINGS
------------------------

COMMENT 28.   PLEASE UNDERTAKE TO FILE, IN ADVANCE OF ANY OFFERING OF THE
              SUBJECT SECURITIES, A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION
              STATEMENT DISCLOSING THE MATERIAL TERMS OF THE SECURITIES. PLEASE
              ADVISE THE STAFF HOW THE FUND WILL FILE THE LEGAL OPINIONS AND
              OTHER EXHIBITS REQUIRED FOR EACH TAKE-DOWN OF THE SHELF
              REGISTRATION.

                    Response 28. We respectfully acknowledge the comment, but
                    consistent with Rule 415 under the 1933 Act, and as
                    disclosed in the prospectus, any offering of the subject
                    securities will commence upon the filing of a prospectus
                    supplement setting forth all material terms of such
                    offering. Such filing will be made under Rule 497 of the
                    1933 Act. Legal opinions and other exhibits required for the take-down of common stock will be filed in the pre-effective amendment. Legal opinions and other exhibits required for
                    the take down of other subject securities will be made
                    pursuant to a post-effective amendment, specifically
                    identified as being filed for that purpose.

GENERAL COMMENTS
----------------

COMMENT 29.   WE NOTE THAT PORTIONS OF THE FILING ARE INCOMPLETE. WE MAY HAVE
              ADDITIONAL COMMENTS ON SUCH PORTIONS WHEN YOU COMPLETE THEM IN A
              PRE-EFFECTIVE AMENDMENT, ON DISCLOSURES MADE IN RESPONSE TO THIS
              LETTER, ON INFORMATION SUPPLIED SUPPLEMENTALLY, OR ON EXHIBITS
              ADDED IN ANY PRE-EFFECTIVE AMENDMENTS. PLEASE NOTE THAT COMMENTS
              WE GIVE IN ONE SECTION APPLY TO OTHER SECTIONS IN THE FILING THAT
              CONTAIN THE SAME OR SIMILAR DISCLOSURE.

                    Response 29. We acknowledge this comment and endeavor to
                    make conforming comments.

COMMENT 30.   PLEASE ADVISE US IF YOU HAVE SUBMITTED OR EXPECT TO SUBMIT AN
              EXEMPTIVE APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH YOUR
              REGISTRATION STATEMENT.

                    Response 30. The Fund has not, nor anticipates, submitting an exemptive application or no-action request in connection with its registration statement.

COMMENT 31.   RESPONSE TO THIS LETTER SHOULD BE IN THE FORM OF A PRE-EFFECTIVE
              AMENDMENT FILED PURSUANT TO RULE 472 UNDER THE SECURITIES ACT.
              WHERE NO CHANGE WILL BE MADE IN THE FILING IN RESPONSE TO A
              COMMENT, PLEASE INDICATE THIS FACT IN A SUPPLEMENTAL LETTER AND
              BRIEFLY STATE THE BASIS FOR YOUR POSITION.

                    Response 31. We acknowledge this comment and will respond as requested.

                                       12

COMMENT 32.   IN THE EVENT THE FUND REQUESTS ACCELERATION OF THE EFFECTIVE DATE
              OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER,
              AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING THAT

     o    SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED
          AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE
          COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

     o    THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO
          DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT
          RELIEVE THE FUND FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND
          ACCURACY OF THE DISCLOSURE IN THE FILING; AND

     o    THE FUND MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING
          INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES
          LAWS OF THE UNITED STATES.

                    Response 32. We acknowledge this comment and at such time, the Fund will provide the requested acknowledgements.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489. Thank you.

Best regards,

/s/ Leonard B. Mackey

Leonard B. Mackey

                                       13